Citigroup Funding Inc.
Pricing Sheet No.  2012—MTNDG0287 dated September 27, 2012 relating to
Preliminary Pricing Supplement No. 2012—MTNDG0287 dated August 29, 2012
Registration Statement Nos. 333-172554 and 333-172554-01
Filed Pursuant to Rule 433

412,500 Dual Directional Trigger PLUS Based on the Financial Select Sector SPDR® Fund
Due September 29, 2014
Trigger Performance Leveraged Upside SecuritiesSM
PRICING TERMS – SEPTEMBER 27, 2012
Shares:	Financial Select Sector SPDR® Fund (the “ETF” or “underlying share issuer”) (NYSE Arca symbol: “XLF”)
Aggregate principal amount:	$4,125,000
Stated principal amount:	$10 per security
Pricing date:	September 27, 2012
Issue date:	October 2, 2012
Valuation date:	September 24, 2014, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	September 29, 2014
Payment at maturity:
For each $10 security you hold at maturity:
▪     If the final share price is greater than or equal to the initial share price:
$10 + the leveraged upside payment, subject to the maximum return at maturity
▪     If the final share price is less than the initial share price but greater than or equal to the trigger price:
$10 + ($10 × the absolute share return)
▪     If the final share price is less than the trigger price:
$10 × the share performance factor
If the final share price is less than the trigger price, your payment at maturity will be less, and possibly significantly less, than $8.00 per security.  You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion and up to all of your investment.

Initial share price:	$15.64, the closing price of the shares on the pricing date
Final share price:	The closing price of the shares on the valuation date
Leveraged upside payment:	$10 × absolute share return × leverage factor
Absolute share return:	The absolute value of the share percent change
Share percent change:	(final share price – initial share price) / initial share price
Leverage factor:	150%
Maximum return at maturity:
23%, applicable when the final share price is greater than the initial share price.  Because the trigger price is 80% of the initial share price, any positive return on the securities resulting from the depreciation of the shares will not exceed 20%.

Share performance factor:	final share price / initial share price
Trigger price:	$12.512, 80% of the initial share price
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	17318Q582 / US17318Q5826
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.000	$0.225	$9.775
Total:	$4,125,000.00	$92,812.50	$4,032,187.50
(1) The price to public for a particular investor and the related underwriting fee received by Citigroup Global Markets Inc. may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.925 per security.  For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement describing this offering and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement dated August 29, 2012
Product Supplement No. EA-02-01 dated May 21, 2012                Underlying Supplement No. 1 dated May 23, 2012
Prospectus Supplement and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities are not sponsored, endorsed, sold or promoted by the underlying share issuer or SSgA Funds Management, Inc., the investment adviser to the underlying share issuer.  Neither the underlying share issuer nor SSgA Funds Management, Inc. makes any representation or warranty regarding the advisability of investing in the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File Nos. 333-172554 and 333-172554-01) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the accompanying product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.